EXHIBIT 99

CERTIFICATION OF PERIODIC REPORT

I, Peter C. Brown, Chairman of the Board, Chief Executive Officer and President of AMC Entertainment Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) the Quarterly Report on Form 10-Q of the Company for the
    quarterly period ended June 27, 2002, (the "Report") fully
    complies with the requirements of Section 13(a) or 15(d) of the Securities
    Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the
    financial condition and results of operations of the Company.

Dated: August 9, 2002

/s/ Peter C. Brown___
Peter C. Brown
Chairman of the Board, Chief Executive
Officer and President